SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 9 March 2015

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099) and into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447).

This report contains Interxion Holding N.V.’s (1) Implementation Agreement and Plan of Reorganization for the all-share merger with TelecityGroup plc (the “Implementation Agreement”); (2) an irrevocable undertaking agreement (an “Irrevocable Undertaking Agreement”) for Mr. D. Ruberg; (3) an Irrevocable Undertaking Agreement for funds managed by Baker Capital; and (4) a form of irrevocable undertaking agreement for the other directors of Interxion Holding N.V. (the “Form of Irrevocable Undertaking Agreement”).

The Implementation Agreement outlines the offer by TelecityGroup plc to acquire Interxion Holding N.V. shares at a rate of 2.3386 TelecityGroup plc shares per Interxion Holding N.V. share. The Implementation Agreement details, among other things, the mechanics of TelecityGroup plc’s offer and the respective offer period, certain conditions to the proposed merger (including relevant regulatory approvals) and other obligations of the parties.

The Irrevocable Undertaking Agreements outline the respective irrevocable undertakings by Mr. D. Ruberg and funds managed by Baker Capital in connection with the proposed merger, including but not limited to, accepting the offer by TelecityGroup plc for their respective shareholdings of Interxion Holding N.V.’s shares.

The Form of Irrevocable Undertaking Agreement outlines the irrevocable undertakings by the other directors of Interxion Holding N.V. in connection with the proposed merger, including but not limited to, accepting the offer by TelecityGroup plc for their respective shareholdings of Interxion Holding N.V.’s shares.

The foregoing descriptions in this Report of the Implementation Agreement and the Irrevocable Undertaking Agreements are not intended to be a complete description thereof. The description is qualified in its entirety by the full text of the documents which are attached as exhibits hereto and incorporated by reference in this Report.

Exhibit

99.1	The Implementation Agreement and Plan of Reorganization, dated 9 March 2015.

99.2	Irrevocable Undertaking Agreement for Mr. D. Ruberg.

99.3	Irrevocable Undertaking Agreement for Lamont Finance N.V. and Baker Communications Fund II, L.P.

99.4	Form of Irrevocable Undertaking Agreement for all other directors of Interxion Holding N.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: 9 March 2015